Mail Stop 7010

      November 10, 2005

Via U.S. mail

Mr. Salvatore J. Guccione
Senior Vice President and Chief Financial Officer
International Specialty Holdings Inc. and ISP Chemco Inc.
300 Delaware Avenue, Suite 303
Wilmington, DE  19801

	RE:	Forms 10-K for the fiscal year ended December 31, 2004
		Forms 10-Q for the period ended July 3, 2005
			File Nos. 333-82822 and 333-17827-01

Dear Mr. Guccione:

		We have reviewed consolidated response letter dated
October
20, 2005 in response to our comment letter dated September 26,
2005
for International Specialty Holdings Inc and our comment letter dated
September 16, 2005 for ISP Chemco Inc. and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. To the extent applicable, the following comments should be addressed by both International Specialty Holdings Inc and ISP
Chemco
Inc.


International Specialty Holdings Inc.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004


Statement of Operations, page F-29 and Note 6 - Other Expenses,
Net,
page F-44

2. We note from your response to comment 4 that the surfactants product line was not accounted for as a discontinued operation.
It
is not appropriate to reflect operating type costs within nonoperating costs simply because they "do not relate to current operations." Accordingly, we believe the related environmental provision should be reflected as an operating expense. Please revise.
3. Similarly, we believe your legal and related costs discussed in your response to comment 5, should also be reflected as an operating expense. Please revise accordingly
4. When you incur expenses that you believe are not associated with your current operating activities, but such expenses are required to be included in the determination of operating income, such as those expenses noted above, you may want to consider highlighting the effect of these items in MD&A. See Instruction #3 to Item 303(a) of
S-K.


Note 2. Summary of Significant Accounting Policies
Environmental Liability, page F-37

5. We note your response to comment 8. We note that you have not addressed how you account for insurance recoveries. In this regard, please note our comment for ISP Chemco, Inc. regarding environmental litigation.


Note 18. Business Segment Information, page F-67

6. We note from your response to comment 11 that your four
Specialty
Chemicals product lines are operating segments as defined by paragraph 10 of SFAS No. 131. We also note that the personal care;
pharmaceutical, food and beverage; and performance beverage operating segments meet the quantitative threshold to be a reportable operating segment pursuant to paragraph 18 of SFAS 131. Additionally, we note that you believe that these four operating segments meet the criteria for aggregation as set forth in paragraph 17 of SFAS 131. Please note that we believe that there is a high threshold for determining
"similarity" as it relates to the aggregation criteria of SFAS
131.
With this in mind, we have the following comments.

* Provide to us your latest five years of sales and gross margin trends for each of these operating segments. Please address any inconsistencies in the trends they depict.
* We believe that you have presented an overly broad view of what constitutes similar products. Differentiate for us the nature of products sold within each operating segment. For instance, clarify how the specific products sold to your pharmaceutical customers are similar to the specific products sold within your other operating segments. The fact that the products are "...marketed to customers who integrate them into consumer and industrial products which are sold worldwide." does not necessarily make these products similar.
* We believe you have presented an overly broad view of what constitutes similar types or class of customers. The fact that your operating segments sell to "...global companies, many of which are leaders in their respective industries, which utilize them in the manufacture of consumer and industrial products" does not necessarily make the customers within each of your operating segments similar. For instance, clarify how your customers that are global pharmaceutical companies are similar to your customers that are global food and beverage companies. Specifically address the underlying economic drivers of these customers.
* Provide a more comprehensive analysis the specific regulatory requirements under which each of your operating segments operate. Clarify what you mean by "...the regulatory environment is generally the same for the preponderance of the business..."


Quarterly Financial Data, page F-76

7. We note your response to comment 12. In future filings that require Quarterly Financial Data, please include footnotes to the quarterly financial data schedule to explain (as you have done in your response) any unusual or infrequently occurring items recognized in each full quarter within the two most recent fiscal years in accordance with Item 302 (a) (3) of Regulation S-K. We also note the seasonal aspect of your Mineral Products segment. If such seasonal aspects of your business are material to your results of operations, they should be discussed in your MD&A discussion. See Item 303 of Regulation S-K.


ISP Chemco Inc.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004


Note 7. Income Taxes, page F-37

8. We note your response to comment 1. Please include disclosure in your filing similar to that in your response regarding the basis for the IRS proof of claim.


Note 8. Sale of Accounts Receivable, page F-37

9. We note your response to comment 2. Please revise your disclosures to clarify that the receivables are sold at face value.
Also indicate that the difference between the excess of the accounts receivable sold and the net proceeds received will ultimately be received at the end of the program and quantify such amounts.


Note 21. Commitments and Contingencies, page F-72
Asbestos Litigation Against G-1 Holdings

10. We note your response to comment 3. Please include disclosure in your filing similar to that in your response regarding the asbestos claims.


Environmental Litigation

11. We have read your response to comment #4 and have the following additional comments regarding your accounting for insurance recoveries. We remind you that any potential claim for recovery and an asset related to the recovery should be recognized only when realization of the claim for recovery is deemed probable.

* Provide us with a comprehensive analysis of how you determined that the $28.1 million in insurance recoveries are probable.
Separately
address those recoveries that are being contested by the insurer defendants and those recoveries related to insolvent insurers.


o With regard to the insurance recoveries related to claims that are subject to litigation, please note that a rebuttable presumption exists that realization of the claim is not probable. Please provide us with a comprehensive analysis of how you overcame such presumption. Your analysis should address separately each material claim that you have recorded including when you initially recognized the claim and the cash payment history related to the claim.
o With regard to the insurance recoveries related to claims due from insolvent insurers, provide us the current status of your discussions with the liquidators of these insolvent insurers. Tell us, by each insurer, the total claims due from the insurer, the amount of probable claims recorded, when the claims were recorded and the cash payment history related to those claims.


*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Marie Trimeloni, Staff Accountant, at (202) 551-
3734
or, in her absence, to the Jeanne Baker, Assistant Chief
Accountant,
at (202) 551-3691.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief

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Mr. Salvatore J. Guccione
November 10, 2005
Page 5 of 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE